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raprofusek@JonesDay.com

April 21, 2015

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Ms. Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

RE:	Emulex Corporation
Schedule 14D-9 filed April 7, 2015
SEC File No. 5-34050

Ladies and Gentlemen:

This letter responds, on behalf of Emulex Corporation (the “Company”), to the comment from the Staff in the SEC’s Office of Mergers and Acquisitions in the Division of Corporation Finance in the letter dated April 13, 2015 (the “Comment Letter”) regarding the above-referenced Schedule 14D-9 (the “Schedule 14D-9”). The heading and text of the Staff’s comment is copied below and followed by the Company’s response. The Company also filed today Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) to address the Staff’s comment and update additional information. For the Staff’s convenience, we are also delivering a copy of this letter and three paper copies of the Amendment.

Schedule 14D-9 filed April 7, 2015 - Forecasted Financial Information, page 38

1.	We note that the projections disclosed here have not been prepared in accordance with U.S. GAAP. As a result, describe what consideration has been given to as to whether the projections require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after reviewing your response.

The forecasted financial information set forth in the Schedule 14D-9 at pages 38 to 42 of the Schedule 14D-9 included the non-GAAP financial measures of non-GAAP net income, adjusted EBITDA and unlevered free cash flow because this information was furnished to Avago Technologies Wireless (U.S.A.) Manufacturing Inc., other potential acquirers and Goldman, Sachs & Co., the Company’s financial advisor. Footnotes to line items of forecasted financial information included detailed reconciliations of (1) non-GAAP net income to net income (which represents the most directly comparable GAAP financial measure), (2) adjusted EBITDA to non-GAAP net income, and (3) unlevered free cash flow to adjusted EBITDA. In light of the level of detail already provided, we believe that the forecasted financial information as presented in the Schedule 14D-9 adequately reconciled the differences between non-GAAP net income, adjusted EBITDA and unlevered free cash flow, on the one hand, and net income, on the other hand, and that no additional reconciliation or other disclosure is necessary.

United States Securities and Exchange Commission

April 21, 2015

However, in response to the Staff’s comment, the Company has revised and supplemented the forecasted financial information as follows:

•	The reconciliations of adjusted EBITDA, non-GAAP income and unlevered free cash flow as reflected in the Amendment show a complete reconciliation of these measures to net income, instead of progressive reconciliations of net income to non-GAAP net income and then non-GAAP net income and unlevered free cash flow to adjusted EBITDA.

•	Additional disclosure was added in the Amendment to explain each item of adjustment in the reconciliations to net income, including stock-based compensation, and to make it clear that license amortization is not included in amortization and the rationale for the differing treatment.

•	References to “EBITDA” were changed to refer to “adjusted EBITDA” as requested by the Staff in order to make it clear that the EBITDA numbers include adjustments other than interest, taxes and depreciation.

Attached hereto as Exhibit A is a written acknowledgment of the Company that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We trust that the foregoing has been responsive to the Staff’s comments. However, please do not hesitate to contact me at 212.326.3800 with any questions.

Very truly yours,

/s/ Robert A. Profusek

Robert A. Profusek

cc:	Jeffrey W. Benck, President and Chief Executive Officer, Emulex Corporation
Marilyn W. Sonnie, Acting General Counsel, Emulex Corporation
Patricia H. McCall, Avago Technologies U.S. Inc.
Christopher Kaufman, Latham & Watkins, LLP
Anthony J. Richmond, Latham & Watkins, LLP
Chad Rolston, Latham & Watkins, LLP

Exhibit A

ACKNOWLEDGEMENT

Emulex Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2015, as amended (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

EMULEX CORPORATION

By:	/s/ Jeffrey W. Benck
Name:	Jeffrey W. Benck
Title:	President and Chief Executive Officer

Date: April 21, 2015